September 2, 2010

By Electronic Transmission

Securities and Exchange Commission
Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, DC 20549-3628

Attention:                                         Ms. Peggy Kim, Esq.

Re:                             Health Grades, Inc.
Amendment No. 5 to Schedule TO-T
Filed by Mountain Acquisition Corp. and
Mountain Merger Sub Corp.
Filed August 30, 2010
File No. 005-58765

Dear Ms. Kim:

As you know, we are counsel to Mountain Merger Sub Corp., Mountain Acquisition Corp. and Vestar Capital Partners V, L.P. (the “Bidders”), and on behalf of the Bidders we submit this letter to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to request, pursuant to the Instruction to Item 1007(d), that the name of the bank that issued the line of credit attached as Exhibit (b)(2) to the Schedule TO first filed by the Bidders on August 10, 2010 (as amended, the “Schedule TO”), which name has been provided to the Commission supplementally, not be made available to the public.

Should you have any questions relating to any of the foregoing with regard to the Bidders or the Schedule TO, please feel free to contact me by phone at (212) 446-4888 or by facsimile at (212) 446-4900.

Sincerely,

/s/ Michael Movsovich
Michael Movsovich

cc:                                 Joshua N. Korff, Kirkland & Ellis LLP
Kester L. Spindler, Kirkland & Ellis LLP
Steven Della Rocca, Vestar Capital Partners V, L.P.